SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of December of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F☒     Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes☐     No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 6, 2007
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES DEPARTURE OF
MR. CARLOS YAP, CHIEF FINANCIAL OFFICER

Panama City, Republic of Panama, December 5, 2007 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today the departure of Mr. Carlos Yap, Chief Financial Officer, effective February 22, 2008, following the closing of the Bank’s 2007 books.

Mr. Yap leaves Bladex after 27 years to pursue other opportunities. He will be replaced by Mr. Jaime Celorio, who joined Bladex from Merrill Lynch and Goldman Sachs in New York and Mexico City. Mr. Celorio will be responsible for the Bank’s financial management, as well as the interaction with rating agencies, the sell-side community, and investors.

Mr. Jaime Rivera, Bladex's Chief Executive Officer, stated the following regarding the change, "Carlos Yap leaves behind a long and distinguished record of transparency and professionalism that speaks to the highest standards of Bladex. Personally, Carlos was at my side during the profound transformation process implemented at the Bank. Like everyone at Bladex, I will miss him, and wish to thank him for his help and dedication. I also wish to welcome Jaime Celorio to our team. I am delighted to have someone with his superb qualifications join Bladex in the critically important Chief Financial Officer position, as we continue to execute on our ambitious plans for the Bank."

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President - Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com